UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 24

Commission File Number: 001-38405

BIOCERES CROP SOLUTIONS CORP.
(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Bioceres Crop Solutions Files Its Annual Report on Form 20-F for Fiscal Year 2019

ROSARIO, Argentina--(BUSINESS WIRE)--October 24, 2019--Bioceres Crop Solutions Corp. (“Bioceres Crop Solutions,” the “Company,” “we,” “us” or “our”) (NYSE American:BIOX) announced today that its annual report on Form 20-F for the fiscal year ended June 30, 2019 (the “Annual Report”) has been filed with the U.S. Securities and Exchange Commission and can also be accessed on the Company’s website, at https://investors.biocerescrops.com/financials/sec-filings/.

Shareholders may also request a hard copy of the Annual Report, which includes the Company’s complete 2019 audited financial statements, free of charge, by contacting the Company’s investor relations manager, Maximo Goya, at the contact information provided below.

About Bioceres Crop Solutions

Bioceres Crop Solutions is a fully integrated provider of crop productivity solutions, including seeds, seed traits, seed treatments, biologicals, high-value adjuvants and fertilizers. Unlike most industry participants that specialize in a single technology, chemistry, product, condition or stage of plant development, Bioceres Crop Solutions has developed a multi-discipline and multi-product platform capable of providing solutions throughout the entire crop cycle, from pre-planting to transportation and storage. Bioceres Crop Solutions’ platform is designed to cost effectively bring high value technologies to market through an open architecture approach. Bioceres Crop Solutions’ headquarters and primary operations are based in Argentina, which is its key end-market as well as one of the largest markets globally for genetically modified crops. Through its main operational subsidiary Rizobacter, Bioceres Crop Solutions has a growing and significant international presence, particularly in Brazil and Paraguay.

For more information, visit www.biocerescrops.com.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial information. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations. Therefore, you should not rely on any of these forward-looking statements. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Contacts

Bioceres Crop Solutions Corp
Maximo Goya
Investor Relations
+54-341-486-1100
maximo.goya@biocerescrops.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Bioceres Crop Solutions Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bioceres Crop Solutions Corp.
(Registrant)

By: /s/ Federico Trucco

Name: Federico Trucco
Title: Chief Executive Officer

Date: October 24, 2019